THE NEEDHAM FUNDS, INC.
445 PARK AVENUE
NEW YORK, NY  10022

April 30, 2010

VIA EDGAR

Mr. Briccio Barrientos
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549

Re	The Needham Funds, Inc.
File No. 811-09114
S000003649; C000010138 Needham Growth Fund
S000003815; C000010644 Needham Aggressive Growth Fund
S000003816; C000010645 Needham Small Cap Growth Fund

Dear Mr. Barrientos:

On behalf of The Needham Funds, Inc. (the “Fund”), we are responding to the telephonic comments you provided to Laura L. Grossman of Fulbright & Jaworski L.L.P. on April 21, 2010 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding its review of the Fund’s Form N-1A filed on March 1, 2010.  The Fund’s responses to the Staff’s comments are set forth below.

General

Staff Comment 1: If the Fund will use a summary prospectus, the Fund must include the legend required by Rule 498(b)(1)(v).

RESPONSE:

The Fund will use a summary prospectus which will include the following legend:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at www.needhamfunds.com/Default/MutualFunds/[NeedhamGrowthFund/NeedhamAggressiveGrowthFund/NeedhamSmallCapGrowthFund]/NeedhamFundsLibrary.aspx. You can also get this information at no cost by calling 1-800-625-7071 or by sending an e-mail request to webmail@needhamco.com.

Staff Comment 2: The Table of Contents should not include “Portfolio Turnover” as a separate section since it is a subsection of Fees and Expenses of the [Growth Fund/Aggressive Growth Fund/Small Cap Growth Fund].

RESPONSE:

The Fund will remove “Portfolio Turnover” from the Table of Contents.

Summary Section of Prospectus

Staff Comment 3: Under Investment Objective, delete the text after “seeks long-term, tax efficient capital appreciation” since it describes an investment strategy, not an investment objective.

RESPONSE:

The Fund will comply with this comment.

Staff Comment 4: In the fee table, delete the phrase “Short-Term” from the line item “Short-Term Redemption Fee (as a % of amount redeemed) on Shares Held Less Than 60 Days.”

RESPONSE:

The Fund will comply with this comment.

Staff Comment 5: In the fee table, add a line item for Total Other Expenses.

RESPONSE:

The Fund will comply with this comment.

Staff Comment 6: Instead of disclosing the wire redemption fee under the fee table, add it as a separate line item under the Shareholder Fees section.

RESPONSE:

The Fund will comply with this comment.

Staff Comment 7: Delete the text “There is no short-term redemption fee charged when shares redeemed were acquired as a result of reinvested dividends.  See “Additional Information on Redemptions.””

RESPONSE:

The Fund will comply with this comment.

Staff Comment 8: Please provide by email the completed fee tables and expense examples.

RESPONSE:

The completed fee tables and expense examples were sent to you in an email from Laura Grossman on April 27, 2010.

Staff Comment 9: The acquired fund fees and expenses disclosure should read as follows and should be presented as a footnote to the fee table: Acquired fund fees and expenses are not included in the Financial Highlights section of this Prospectus, which reflects only the operating expenses of the [Growth Fund/Aggressive Growth Fund/Small Cap Growth Fund].

RESPONSE:

The Fund will comply with this comment.

Staff Comment 10: The fee waiver agreement disclosure should be presented as a footnote to the fee table.  In order to be included in the fee table, the fee waiver agreement must be in effect for at least one year from the effective date of the registration statement.  The disclosure must briefly describe who can terminate the arrangement and under what circumstances.

RESPONSE:

The Fund and the Adviser will enter into new fee waiver agreements for the period from May 1, 2010 through May 1, 2011 with respect to the Growth Fund, the Aggressive Growth Fund and the Small Cap Growth Fund.  The Fund will present this as a footnote to the fee tables.  The Fund will state that following the term of the respective fee waiver agreement, the Adviser or the Fund can choose not to continue the agreement.

The Fund notes supplementally that the Fund and the Adviser expect to discuss a new one-year fee waiver agreement each year.

Staff Comment 11: Remove the footnote to the expense example.

RESPONSE:

The Fund will comply with this comment.

Staff Comment 12: With respect to the Small Cap Growth Fund, under Principal Investment Strategies, the Staff notes that the Russell 2000 Index is only re-balanced at the end of the year.  As a result, the highest market capitalization in the Russell 2000 Index may be significantly higher than what is typically considered to be a small cap issuer.  Therefore, the Russell 2000 Index, although it can be used as a benchmark for comparison purposes, should not be used to define a small cap stock.

RESPONSE:

The Fund will change the definition as follows:

Currently, under normal conditions, the Small Cap Growth Fund invests at least 80% of its net assets in equity securities of domestic issuers listed on a nationally recognized securities exchange or traded on the NASDAQ System that have market capitalizations not exceeding (i) $2 billion, or (ii) the highest market capitalization in the Russell 2000® Index, if greater.  As of March 31, 2010, the highest market capitalization in the Russell 2000® Index was $5.522 billion.  Effective August 1, 2010, under normal conditions, the Small Cap Growth Fund will invest at least 80% of its net assets in equity securities of domestic issuers listed on a nationally recognized securities exchange or traded on the NASDAQ System that have market capitalizations not exceeding $3 billion at the time of investment.

The Small Cap Growth Fund will provide written notice to its shareholders at least 60 days in advance of this change.

Staff Comment 13: Under Principal Investment Risks, disclose the risks of focusing on certain sectors, if applicable.  See Staff Comment 21.

RESPONSE:

The Fund will revise its disclosure under Principal Investment Strategies as follows: However, each Fund at times may invest more than 25% of its total assets in securities of issuers in one or more market sectors, including the technology and healthcare sectors.

The Fund notes that under Principal Risk Factors it already discloses risks related to investments in technology companies and healthcare companies.  However, the Fund will revise these disclosures as follows:

The Funds intend to invest in technology companies.  These companies generally operate in intensely competitive markets.  This level of competition can put pressure on the prices of their products and services which could adversely affect their profitability.  Also, because technological development in many areas increases at a rapid rate, these companies often produce products with very short life cycles and face the risk of product obsolescence.  Other risks include worldwide competition, changes in consumer preferences, problems with product compatibility, the effects of economic slowdowns, and changes in government regulation.  The securities of companies in these sectors may experience more price volatility than securities of companies in other industries.

The Funds also intend to invest in healthcare companies.  The value of equity securities of these companies may fluctuate because of changes in the regulatory and competitive environment in which they operate.  Many healthcare companies offer products and services that are subject to governmental regulation and may be adversely affected by changes in governmental policies or laws.  Failure to obtain regulatory approvals or changes in governmental policies regarding funding or subsidies may also adversely affect the value of the equity securities of healthcare companies.  Healthcare companies may also be strongly affected by scientific or technological developments and their products may quickly become obsolete.  Furthermore, these companies may be adversely affected by product liability-related lawsuits.

Staff Comment 14: Under Bar Chart and Performance Table, delete the sentence “The bar chart and table assume that all dividends and distributions are reinvested in the [Growth Fund/Aggressive Growth Fund/Small Cap Growth Fund].”  Delete the partial-year non-annualized total return information from the narrative.

RESPONSE:

The Fund will comply with this comment.

Staff Comment 15: Under Average annual total returns for the periods ended December 31, 2009, after the first two sentences, delete the rest of the paragraph.  Explain the relevance of the secondary indices (but not the primary index).  The primary index must be listed first in the average annual total returns table.

RESPONSE:

The Fund will explain the relevance of the secondary indices as follows:

The NASDAQ Composite Index, the S&P 400 MidCap Index and the Russell 2000 Index are relevant to the Growth Fund because they have characteristics similar to the Growth Fund’s investment strategies.

The NASDAQ Composite Index and the Russell 2000 Index are relevant to the Aggressive Growth Fund because they have characteristics similar to the Aggressive Growth Fund’s investment strategies.

The NASDAQ Composite Index and the Russell 2000 Index are relevant to the Small Cap Growth Fund because they have characteristics similar to the Small Cap Growth Fund’s investment strategies.

The Fund notes supplementally that each Fund’s primary index, the S&P 500 Index, is already listed first in each average annual total returns table.

Staff Comment 16: In the average annual total returns table, delete the footnotes and add the Fund’s inception date in parenthesis under Life of Fund.  Delete the entire paragraph following the average annual total returns table.

RESPONSE:

The Fund will comply with this comment.

Staff Comment 17: Under Investment Adviser, delete the Adviser’s address.  See Staff Comment 24.

RESPONSE:

The Fund will comply with this comment.

Staff Comment 18: Under Portfolio Managers, state each portfolio manager’s title and the year since which he has been portfolio manager of the portfolio.  Do not mention other portfolios or state how long he has been with the Adviser.

RESPONSE:

The Fund will revise this disclosure as follows:

The co-portfolio managers of the Growth Fund are John Barr and Chris Retzler.  John Barr is Executive Vice President and has been Portfolio Manager of the Growth Fund since 2010.  Chris Retzler is Executive Vice President and has been Portfolio Manager of the Growth Fund since 2009.

The portfolio manager of the Aggressive Growth Fund is John Barr. John Barr is an Executive Vice President and has been Portfolio Manager of the Aggressive Growth Fund since 2010.

The portfolio manager of the Small Cap Growth Fund is Chris Retzler.  Chris Retzler is Executive Vice President and has been Portfolio Manager of the Small Cap Growth Fund since 2008.

Staff Comment 19: Under Purchase and Sale of Fund Shares, in the first paragraph, after the first three sentences, delete the rest of the paragraph.  In the second paragraph, delete the second sentence.

RESPONSE:

The Fund will comply with this comment.

Prospectus

Staff Comment 20: Under Investment Objectives, Principal Strategies, Policies and Risks, differentiate principal versus non-principal strategies and risks.

RESPONSE:

The Fund will add appropriate headings to differentiate principal versus non-principal strategies and risks.

Staff Comment 21: Under the “Non-Diversification and Focus on Particular Market Sectors” principal investment strategy, the Staff notes that the Prospectus states “However, each Fund at times may invest more than 25% of its total assets in securities of issuers in one or more market sectors.”  If the Fund currently invests more than 25% of its total assets in a particular sector, that should be disclosed as a principal investment strategy in the summary section with appropriate risk factors.  If the Fund does not currently invest more than 25% of its total assets in a particular sector, the Adviser should consider whether investing in a particular sector should be disclosed as a potential principal investment strategy.  See Staff Comment 13.

RESPONSE:

Please see the response to Staff Comment 13.

Staff Comment 22: Clarify whether the investment techniques each of the Needham Funds may also utilize (i.e., short selling; borrowing and leverage; and options, futures and forward contracts) are principal investment strategies or not.

RESPONSE:

The Fund will clarify that short selling is a principal investment strategy by moving the Short Selling bullet point under the lead-in sentence “The following principal investment strategies are common to each of the Needham Funds:”.  The Fund will clarify that borrowing and leverage and options, futures and forward contracts are not principal investment strategies by changing the lead-in sentence to “Each of the Needham Funds may also utilize the following non-principal investment techniques, among others:”.

Staff Comment 23: Under Principal Risk Factors, provide Fund-specific risk disclosures.

RESPONSE:

The Fund does not believe that different risk disclosures are required.  The Fund notes supplementally that the Principal Risk Factors apply to the Needham Growth Fund, the Needham Aggressive Growth Fund and the Needham Small Cap Growth Fund.

Staff Comment 24: Under Investment Adviser, include the Adviser’s address.  See Staff Comment 17.

RESPONSE:

The Fund will comply with this comment.

Staff Comment 25: Under Portfolio Managers, disclose any other positions the portfolio managers have held with the Adviser or with Needham & Company.

RESPONSE:

The Fund will disclose that John Barr rejoined Needham & Company in August 2009 as a Managing Director and a portfolio manager of hedge funds.

The Fund will disclose that prior to becoming Co-Portfolio Manager of the Growth Fund and the Portfolio Manager of the Small Cap Growth Fund, Chris Retzler was Vice President of Needham Asset Management, LLC.

Staff Comment 26: Under Distribution Arrangements, the Fund states “These fees are paid out of the Funds’ assets on an ongoing basis, and thus over time these fees may increase the cost of your investment and may cost you more than paying other types of sales charge.”  Change may increase to will increase.

RESPONSE:

The Fund will comply with this comment.

Risk Factors

Staff Comment 27: On the back cover of the Prospectus, add the Public Reference Room’s full zip code which is 20549-1520.

RESPONSE:

The Fund will comply with this comment.

Statement of Additional Information

Staff Comment 28: Under Portfolio Holdings, describe any ongoing arrangements to make available information about the Funds’ portfolio securities to the Funds’ service providers, including the frequency with which information about portfolio securities is disclosed, and the length of the lag, if any, between the date of the information and the date on which the information is disclosed.

RESPONSE:

The Fund will revise the service provider disclosure as follows:

(B) The Funds’ service providers, such as its custodians, fund administrators, fund accountants, legal counsel and transfer agents, who are subject to duties of confidentiality, including a duty not to trade on nonpublic information, whether imposed by law or contract, may receive nonpublic portfolio holdings information in connection with their services to the Funds.  The Funds’ administrator and custodian have continuous access to the Funds’ portfolio holdings and provide such information to the Funds, and the Funds’ accountants receive the Funds’ portfolio holdings on a semi-annual basis with no lag time.

Staff Comment 29: Under Leadership Structure and Board of Directors, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund, in light of the Fund’s business and structure.

RESPONSE:

The Fund proposes to add the following under Leadership Structure and Board of Directors:

As a result of Mr. Needham’s extensive experience as an executive of an investment bank and asset management firm, Mr. Larson’s extensive experience advising clients as a corporate securities lawyer, Mr. Poitras’ extensive experience as a senior corporate executive of public companies and Mr. Smith’s extensive experience in the investment advisory business, the Funds believe the directors have demonstrated throughout their careers qualifications, attributes and skills that well qualify them to be directors of the Funds.

The Fund hereby acknowledges that:

•	the action of the Commission or the Staff, pursuant to the comment process, does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the Staff, pursuant to the comment process, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund would like to thank the Staff for the opportunity to respond to these matters.  If you have any questions regarding any of the Fund’s responses to the Staff’s comments, please call Laura L. Grossman at Fulbright & Jaworski L.L.P. at (212) 318-3237.  Thank you.

Very truly yours,

/s/ Glen W. Albanese
Glen W. Albanese
Treasurer and Secretary